March 12, 2014                                                                                                Via Email and EDGAR

Mellissa Campbell Duru
Special Counsel
Division of Corporate Finance
Office of Mergers & Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re: Catchmark Timber Trust, Inc.
Schedule TO-T
Filed February 18, 2014 by CMG Partners, LLC
File No. 005-87801

Dear Ms. Duru:

I am responding to your oral comments made to me today in our conversation.

1.
You asked about whether our response to your previous letter was filed properly on EDGAR.  I am attaching to the email copy of this response the Submission Notification generated by EDGAR when I filed the CORRESP on February 28, 2014.

2.
CMG remains confident that our disclosure as to the possibility of us making future offers is necessary and properly balanced.  Shareholders should know that there is a possibility we would make another offer in the future, even though we currently do not contemplate any.  They should know what factors may influence our decision on whether or not to make future offers.  However, these have no impact on the current offer or the disclosure of financial condition in the current offer.  As you are aware, the instructions to Schedule TO do not specify when financial statements are material; they only provide a safe harbor of sorts as to when they are immaterial—when the offer is a cash offer with no financing contingencies and either when made by a publicly reporting company or when the offer is for 100% of all securities of the issuer.  These factors inform the discussion of when financial statements might be material—when the offer is not cash, or when the offer is subject to financing.  Neither is the case in this offer.  CMG will be a fellow shareholder after the offer, but will not have the ability to influence or control the issuer in any way, so the financial statements of CMG affiliates would be immaterial to shareholders deciding NOT to tender.  Financial statements would provide no additional material information to shareholders deciding to tender either, because the information material to them is whether CMG has the resources to pay for the tender securities.  CMG has already disclosed in multiple locations that it does and that there are no financial contingencies to the offer.

Sincerely,

/s/ Mark Swenson
Mark Swenson